UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 19, 2014

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated November 19, 2014 relating to the Business Update of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: November 19, 2014

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BUSINESS UPDATE

Hong Kong Television Network Limited (the “Company”, together with other subsidiaries, the “Group”) is pleased to announce the launch of the Company’s one-stop Over-The-Top (“OTT”) platform today.

Starting from today, the Company’s self-produced drama series, variety and infotainment programs as well as purchased contents are available for free video-on-demand and/or live cast distribution on the OTT platform through Internet-connected devices such as smart phones, tablet computers, personal computers, Android-based television set-top boxes and smart television sets. We will continue to be open-minded to cooperate with different platforms in the future, with the view to extending the reach of the Company’s contents and services to audience all over Hong Kong. Internationally, through the Company’s recent content distribution arrangements, its self-produced programs will now also be available through video portal and TV stations to overseas audience such as in mainland China, Australia, New Zealand and Southeast Asia including Malaysia and Singapore.

The online shopping segment of the OTT platform is expected to commence operation in or around January 2015 subject to final system testing and implementation and no other delays. Capturing more than 300 brands from Hong Kong, Japan and Korea, the one-stop online shopping platform will offer an extensive choice of products ranging from fashion, jewelry and electronics to pet care and groceries, along with order placement, payment collection, local product delivery and post-sales customer services. In support of the online shopping platform, the Company has set up a logistics centre at Kowloon Bay and a logistics team of about 120 people, and the Company currently plans to, subject to business needs, expand to have 300 delivery men and to set up a second logistics centre, delivering high quality goods and services to the customers.

In light of the above, the construction work of the multimedia production and distribution centre in Tseung Kwan O Industrial Estate will resume to support the Company’s latest business development. The Company currently plans that the new multimedia production and distribution centre will have a gross floor area of approximately 300,000 square feet, including four studios, which is expected to complete in the first half of 2016. Depending on the market’s response towards the programs, the Company may adjust its content direction and pace and may resume the production of dramas and other programs in the second quarter of the 2015 at the earliest.

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We would like to alert you to the following non-exhaustive risk factors.

OTT entertainment and shopping services of this scale are relatively new in Hong Kong and we do not have a proven track record for the provision of such services and we may not be able to become profitable or establish a strong reputation or business. There is no assurance that the Group will be able to successfully implement the Group’s business plan and strategies or to attract users to receive or use its OTT services or to achieve the targeted dates and numbers indicated.

Also, the development and ongoing operations of our OTT platform and services require significant capital expenditures, which may not be available on satisfactory terms or may impose a burden on our other business activities.

Our online shopping platform will become less attractive to our users and our success would be materially affected if we are unable to maintain a critical mass of sellers and users. Furthermore, the continued growth of our online shopping platform depends on our ability to establish and maintain our reputation as a trusted medium for sellers and users to meet, communicate and facilitate business transactions.

Our new platform will likely require a high-capacity, reliable and scalable infrastructure as well as robust technical support to deliver a smooth online shopping and program viewing experience to our users. There is no assurance that our platform would run as expected when operation commences or that our operation would not be disrupted by unexpected network interruptions caused by system failures and natural disasters as well as unauthorized tampering with or security breaches of our system. The new platform may fail to operate smoothly or meet the expectations of our users, and the Group may lose existing users, fail to attract new users or even fail to handle the online shopping transactions requested and our business prospects and reputation may be materially and adversely affected.

If we are unable to adequately protect our copyrights and other intellectual property rights, these rights may be infringed and our business, financial condition, results of operations and prospects may be materially and adversely affected. Moreover, third parties may claim that our self-produced multimedia contents misappropriate or infringe their intellectual property rights. Furthermore, our online shopping business could be materially and adversely affected by fraud or intellectual property right infringement committed by our users and substandard or potentially controversial products and services provided by sellers, and we may be subject to vicarious product liability claims for defective products sold by our sellers.

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In light of the risks and uncertainties described above, shareholders and/or investors are especially advised to exercise caution when dealing in the Company’s securities.

By Order of the Board
Hong Kong Television Network Limited
Wong Wai Kay, Ricky
Chairman

Hong Kong, 19 November 2014

As at the date of this announcement, the Executive Directors are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); and the Independent Nonexecutive Directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

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